Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

March 20, 2023

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company

Transamerica Variable Funds: Form N-4 Registration Statements (File No. 33-73734)

Transamerica Asset Allocation Variable Funds: Form N-3 Registration Statements (File No. 333-08543)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 15, 2023, with respect to the above-referenced filings for the separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”) relating to the Transamerica Variable Funds and Transamerica Asset Allocation Variable Funds variable annuities.

For your convenience, I have restated those comments below, and followed each comment with our response.

I. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Prospectus

Comment 1: Page 6 Fee Examples, footnote 1- Please revise the date to 2022.

Response: Disclosure has been revised. Please see attached.

Comment 2: Page 13 Variable Funds Subaccounts, Calvert section- Confirm if the figures are correct or update to 2023.

Response: The figures listed for Calvert Research and Management are correct for March 31, 2022. They will be updated to 2023 figures in the 485b filing targeting May 1 effectiveness.

Comment 3: Page 16 Transfers- Consider revising “Variable Funds” to read “Variable Funds Subaccounts”

Response: Disclosure has been revised. Please see attached.

II. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Statement of Additional Information

Comment 4: Page 25 Advisory Fees Paid by the Asset Allocation Subaccounts chart- please update to 2022 figures.

Response: The 2022 figures are not yet available, but will be included in the 485b filing targeting May 1 effectiveness.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

III. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Initial Summary Prospectus

Comment 5: Page 7 Redemption During the Accumulation Period, first paragraph- Please disclose if there is a minimum amount that must be withdrawn. Note that the statutory prospectus indicates that there is no minimum.

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Assistant General Counsel